UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AURORA INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

051774107

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VIII, L.P. (“GF VIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,911,572
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,911,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,911,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital Global Growth Fund III – Endurance Partners, L.P. (“GGF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,828,189
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,828,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VIII Management, L.P. (“SC VIII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,911,572, of which 11,911,572 shares are directly owned by GF VIII. The General Partner of GF VIII is SC VIII Management.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,911,572, of which 11,911,572 shares are directly owned by GF VIII. The General Partner of GF VIII is SC VIII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,911,572
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SCGGF III-Endurance Partners Management, L.P. (“SCGGF III Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,828,189, of which 23,829,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), Ltd. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  35,739,761, of which 11,911,572 shares are directly owned by GF VIII and 23,828,189 shares are directly owned by GGF III. The General Partner of GF VIII is SC VIII Management. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  35,739,761, of which 11,911,572 shares are directly owned by GF VIII and 23,828,189 shares are directly owned by GGF III. The General Partner of GF VIII is SC VIII Management. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,739,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Roelof Botha (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Douglas Leone (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

23,828,189, of which 23,828,189 shares are directly owned by GGF III. The General Partner of GGF III is SCGGF III Management. SC US (TTGP) is the General Partner of SC VIII Management and SCGGF III Management. The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by GGF III are Messrs. RB and DL.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Aurora Innovation, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 215 Park Avenue, Floor 11, New York, New York 10003.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sequoia Capital U.S. Growth Fund VIII, L.P., a Cayman islands limited partnership (“GFVIII”); (ii) Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., a Cayman islands limited partnership (“GGF III”); (iii) SC U.S. Growth VIII Management, L.P., a Cayman Islands limited partnership (“SC VIII Management”); (iv) SCGGF III-Endurance Partners Management, L.P., a Cayman Islands limited partnership (“SCGGF III Management”); (v) SC US (TTGP), Ltd., a Cayman Islands limited liability company (“SC US (TTGP)”); (vi) Roelof Botha, a United States citizen and (vii) Douglas Leone, a United States citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c) The principal occupation or employment of each of GFVIII and GGF III is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SC VIII Management is to serve as general partner of the GFVIII. The principal occupation or employment of SCGGF III Management is to serve as general partner of the GGF III. The principal occupation or employment of SC US (TTGP) is to serve as general partner of SC VIII Management and SCGGF III Management. RB and DL are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. RB and DL are managing members of SCGGF III Management.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The GFVIII, the GGF III, SC VIII Management, SCGGF III Management and SC US (TTGP) are each organized under the laws of the Cayman Islands. RB and DL are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Immediately prior to November 3, 2021, the Reporting Persons (i) owned Class B preferred stock of Aurora Innovation, Inc. for which it had paid a total of $150,000,000. In addition, the Reporting Persons had subscribed to purchase 500,000 shares of Class A Common Stock from the Company in connection with a private placement by the Company. On November 3, 2021, Aurora Innovation, Inc. was merged with RTPY Merger Sub Inc., a wholly owned subsidiary of the Company (the “Merger”), and as a result of the Merger, the preferred stock of Aurora Innovation, Inc. that the Reporting Persons owned became 35,239,761 shares of the Company’s Class B Common Stock. The Reporting Persons acquired an additional 500,000 shares of the Company’s Class A Common Stock in the Company’s private placement referred to above. The funds for the Reporting Persons’ purchase of preferred stock and for the purchase of the Company’s Class A Common Stock in the private placement were capital contributions by the partners of such Reporting Persons and the available funds of such entities.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 642,869,548 shares of Class A Common Stock stated to be outstanding as of immediately following consummation of the Company’s business combination in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2021. The Reporting Persons may be deemed to beneficially own an aggregate of 500,000 shares of Class A Common Stock and 35,239,761 shares of Class B Common Stock, which constitutes approximately 5.3% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

GF VIII beneficially owns 165,000 shares of Class A Common Stock and 11,746,572 shares of Class B Common Stock, which represents approximately 1.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GGF III beneficially owns 335,000 shares of Class A Common Stock and 23,493,189 shares of Class B Common Stock, which represents approximately 3.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. RB and DL are the managing members of GGF III. RB and DL disclaim beneficial ownerships of all such shares except to the extent of their individual pecuniary interest therein.

SC VIII Management, as the general partner or GF VIII, beneficially owns 165,000 shares of Class A Common Stock and 11,746,572 shares of Class B Common Stock, which represents approximately 1.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCGGF III Management, as the general partner of GGF III, beneficially owns 335,000 shares of Class A Common Stock and 23,493,189 shares of Class B Common Stock, which represents approximately 3.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC VIII Management and SCGGF III Management, may be deemed to beneficially own an aggregate of 500,000 shares of Class A Common Stock and 35,185,761 shares of Class B Common Stock, which represents approximately 5.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of November 15, 2021, by and among GF VIII, GGF III, SC VIII Management, SCGGF III Management and SC US (TTGP).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2021

SEQUOIA CAPITAL U.S. GROWTH

FUND VIII, L.P.

By: SC U.S. Growth VIII Management, L.P.

A Cayman Islands limited partnership,

Its General Partner

By: SC US (TTGP), Ltd.

A Cayman Islands limited liability company,

Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P.

By: SCGGF III- Endurance Partners Management, L.P.
A Cayman Islands limited partnership,
Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC U.S. GROWTH VIII MANAGEMENET, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SCGGF III – ENDURANCE PARTNERS MANAGEMENT, L.P.
By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner
/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC US (TTGP), Ltd.
By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner
/s/ Douglas Leone
Name: Douglas Leone

ROELOF BOTHA

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

DOUGLAS LEONE

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory